UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digirad Corporation

File No. 0-50789 - CF#23277

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        Digirad Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on March 4, 2009.

        Based on representations by Digirad Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through March 2, 2019

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy A. Fisher
Assistant Director